FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of May 2006


                        ARIES MARITIME TRANSPORT LIMITED
                 (Translation of registrant's name into English)

                               18 Zerva Nap. Str.
                                 166 75 Glyfada
                                 Athens, Greece
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F [X] Form 40-F [__]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [__] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Attached hereto as Exhibit 1 is a copy of the press release issued May 15, 2006, by Aries Maritime Transport Limited announcing its first quarter 2006 financial results.

Exhibit 1
---------

[LETTERHEAD OF ARIES MARITIME TRANSPORT LIMITED]

Company Contacts:

Richard J.H. Coxall                 Leon Berman
Chief Financial Officer             Principal
Aries Maritime Transport Limited    The IGB Group
(011) 30 210 8983787                212-477-8438


                   ARIES MARITIME TRANSPORT LIMITED ANNOUNCES
                      FIRST QUARTER 2006 FINANCIAL RESULTS


ATHENS, GREECE, May 15, 2006 - Aries Maritime Transport Limited (NASDAQ: RAMS), today reported revenues of $21.2 million for the three months ended March 31, 2006, compared to revenues of $21.8 million recorded for the three months ended December 31, 2005. The decrease in revenues is due to the off-hire time of the products tankers Citius and Bora during the three month period ended March 31, 2006, as reported previously in our press release of May 8, 2006. As of March 31, 2006, the fleet comprised nine products tankers and five container ships compared to eight products tankers and five container ships as of December 31, 2005. During the three months ended March 31, 2006, vessel operating days totalled 1,216 compared to total vessel operating days of 1,136 for the three months ended December 31, 2005. Net income was $4.1 million or $0.14 basic and diluted earnings per share for the three months ended March 31, 2006, compared to net income of $7.7 million or $0.27 basic and diluted earnings per share recorded for the three months ended December 31, 2005. This decrease was mainly due to lower revenues and increased interest and depreciation charges. Adjusted EBITDA for the three months ended March 31, 2006 was $10.7 million compared to $12.4 million for the three months ended December 31, 2005. (Please refer to the Summary of Selected Data table later in this document for a reconciliation of Adjusted EBITDA to net income.)

Mons S. Bolin, President and Chief Executive Officer, commented, "During the first quarter of 2006, Aries continued to operate its vessels on period charters which have an average duration of 2.5 years. Results in the first quarter were negatively affected by the out of service time of the Citius and the Bora, which was partially offset by the Company taking delivery of the Stena Compass in February 2006 and the Chinook operating for the entire first quarter. We look forward to taking delivery in June 2006 of the final of three products tankers that we acquired last year. In total, the three products tankers will expand our products fleet by 47% on a tonnage basis and enhance our position for taking advantage of the favorable fundamentals of this sector."

Fleet Report

Aries currently operates a fleet of nine double-hulled products tankers and five container ships. The Company's products tankers consist of five double-hulled MR tankers, three double-hulled Panamax tankers and one double-hulled Aframax tanker with an average age of 7.6 years and an aggregate capacity of approximately 575,325 dwt.

The Company's five container ships range in capacity from 1,799 to 2,917 TEU and have an average age of 16.5 years.

On February 14, 2006 the Company took delivery of a newbuilding 72,750 dwt Panamax products tanker, the Stena Compass. Upon delivery, the vessel entered into a 2.5 year bareboat charter with Stena at a time charter equivalent rate of $24,500 per day. The charter has an index-linked profit sharing component whereby Aries will receive a 30 percent share of profits on a quarterly basis. The second vessel from Stena is expected to be delivered in June of 2006. The two sister ships were acquired for an aggregate purchase price of $112.2 million.

Fleet Deployment

All of Aries' 14 vessels are currently deployed on period charters with established international charterers and state-owned entities. The charters have remaining periods ranging from approximately four months to approximately 4.5 years, with an average of approximately 2.5 years.

On April 21 and 22, respectively, the High Land and High Rider began trading on contracts earning $16,575 net per day, which represents a 29% increase over the vessels' previous time charter rates. The time charters, which are signed with Trafigura, expire in April 2008.

The following table details Aries' fleet deployment:

                                  Year   Charterer/        Expiration      Charterhire
Vessel Name          Size         Built  Subcharterer      of  Charter     (net per day)
-----------          ----         -----  ------------      -----------     -------------
Products Tankers
----------------
Altius               73,400 dwt   2004   Deiulemar/Enel    Through 6/09    $14,860
Fortius              73,400 dwt   2004   Deiulemar/Enel    Through 8/09    $14,860
Nordanvind           38,701 dwt   2001   PDVSA             Through 10/08   $19,988

Bora                 38,701 dwt   2000   PDVSA             Through 11/08   $19,988

High Land            41,450 dwt   1992   Trafigura         Through 4/08    $16,575

High Rider           41,502 dwt   1991   Trafigura         Through 4/08    $16,575

Citius               83,970 dwt   1986   ST Shipping       Through 8/06    $18,330 + 50%
                                                                           of profits over
                                                                           and above
                                                                           $18,800

Stena Compass        72,750 dwt   2006   Stena group       Through         $18,700 +
                                                           8/08            30% index
                                                                           linked profit
                                                                           sharing

Stena Compassion     72,750 dwt   2006   Stena group       Anticipated     $18,700 +
                                                           from 6/06       30% index
                                                           through         linked profit
                                                           12/08           sharing

Chinook              38,701 dwt   2001   Navigazione       Through 1/07    $12,609 through
                                         Montanari                         1/06.
                                                                           $13,186 through
                                                                           1/07

Container Vessels
-----------------
CMA CGM Makassar     2,917 TEU    1990   CMA CGM           Through 5/10    $20,400
CMA CGM Seine        2,917 TEU    1990   CMA CGM           Through 9/10    $20,400

CMA CGM Energy       2,438 TEU    1989   CMA CGM           Through 4/07    $21,954

CMA CGM Force        2,438 TEU    1989   CMA CGM           Through 6/07    $21,954

Ocean Hope           1,799 TEU    1989   China Shipping    Through 6/07    $13,956
                                         Container Lines

Summary of Selected Data
                                                    Three Months Ended
     (All amounts in thousands of U.S.              Mar. 31,     Dec. 31
     dollars, except Fleet Data and                  2006         2005
     Average Daily Results)                        ---------    ---------

Adjusted EBITDA Reconciliation(1)

     NET INCOME                                      4,129        7,671
     plus Net interest expense                       3,301        1,828
     plus Depreciation and Amortization              4,410        3,464
     plus Change in fair value of derivatives       (1,147)        (572)
                                                  ---------   ----------
     Adjusted EBITDA                                10,693       12,391
FLEET DATA
     Number of vessels                                  14           13
     Number of vessels on period charter                14           13
     Weighted average age of fleet (in
     years)                                           10.7         11.2
     Operating days(2)                               1,216        1,136
AVERAGE DAILY RESULTS (in US$'s):
     Time charter equivalent (TCE) rate(3)          17,705       19,222
     Vessel operating expenses(4)                    5,105        4,935
     Adjusted EBITDA(5)                              8,794       10,907

(1) Aries considers Adjusted EBITDA to represent the aggregate of net income, net interest expense, depreciation, amortization and change in the fair value of derivatives. The Company's management uses Adjusted EBITDA as a performance measure. The Company believes that Adjusted EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs. Adjusted EBITDA is not an item recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a company's operating performance required by GAAP. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

(2) Operating days are defined as the total days the vessels were in the Company's possession for the relevant period.

(3) Adjusted to reflect that the Stena Compass was employed on a bareboat charter; an assumed TCE of $24,500 per day has been included in respect of the 46 operating days of the Stena Compass in the three months period ended March 31, 2006.

(4) Adjusted to reflect that the Stena Compass was employed on a bareboat charter; the 46 operating days of the Stena Compass during the three months period ended March 31, 2006 has been excluded from the calculation as the charterers are responsible for vessel operating expenses.

(5) Average Adjusted EBITDA per day is calculated by dividing the Adjusted EBITDA by the Operating days.

Credit Facility

Aries closed on a new, five year $360 million fully revolving facility on April 3, 2006 and drew down on the facility on April 27, 2006 to replace its previous $140 million term loan facility and $150 million revolving credit facility. The Bank of Scotland and Nordea Bank Finland acted as the joint lead arrangers. Nordea Bank Finland acted as the Book manager on the new facility, while The Bank of Scotland acted as the Facility Agent. Additionally, The Bank of Scotland and Nordea Bank Finland, who had fully underwritten the new facility, arranged a syndicate of other major ship finance banks to participate in the revolving credit facility. Following the repayment of the Company's current term and revolving credit facility and following further draw down to complete the purchase of the Stena Compassion, Aries will have an undrawn commitment of approximately $75 million.

Dividend Declaration

On May 8, 2006, Aries' Board of Directors declared a $0.14 per share dividend for the three month period ended March 31, 2006. The dividend is payable on May 31, 2006 to shareholders of record on May 19, 2006. Aries currently expects to pay a quarterly dividend in March, May, August and November of each year.
As previously announced in the Company's press release of May 8, 2006, concurrent with the declaration of the first quarter dividend, the Board established an additional reserve in anticipation of increased expenses related to additional repair, preventative maintenance work, and out of service time of the Citius, a 1986-built double-hulled products tanker. Aries expects the costs of the works and other associated costs including increased steel replacement and vessel dry-docking work, originally scheduled for 2007, to total approximately $5.7 million. The loss of revenue from the Citius is expected to total approximately $3.8 million. In addition, the vessel's charterers have presented a claim, which the Company has rejected, for approximately $930,000 in alleged lost profits associated with the off-hire of the Citius covering the period December 3, 2005 to March 8, 2006. The additional reserve established by the Board for the first quarter also took into consideration out of service time and repair costs of the Bora, a 2000 built products tanker that experienced interruption to trading as a result of repairs to the vessel's cargo pumps. The relevant repairs have now been completed and the vessel is expected to return to service shortly.

Mr. Bolin added, "While the necessity of establishing an additional reserve resulted in the Company declaring a lower than expected dividend in the first quarter, we do not believe that our first quarter dividend accurately reflects the Company's ability to distribute sizeable dividends to shareholders over the long-term. We continue to expect completion of repair and preventative maintenance work on the Citius by the end of June 2006. Considering the reserves that the Board has taken to date, we anticipate that the Company's dividend payout should return to more normalized levels in the second quarter assuming no unforeseen events and that works on the Citius are completed when expected."

Mr. Bolin concluded, "Going forward, our strategy of operating our fleet on period charters with established charterers and state owned entities bodes well for the Company to provide shareholders with a stable revenue and dividend stream. Complementing this stability is the profit sharing agreements we have secured for one third of our products fleet combined with the possibility of renewing charters at higher rates in the future. Our success in April commencing two-year charters for two of our products tankers at rates that are 29% above the vessels' previous contracts underscores our upside potential."

Conference Call and Webcast Information

The Company announced that it will hold a conference call on May 15, 2006 at 10:00 a.m. Eastern Time to discuss earnings for the quarter ended March 31, 2006. To access the conference call domestically, dial 800-500-0177 and use the reservation number 1459584; for international access dial 719-457-2679 and use the reservation number 1459584. Following the teleconference, a replay of the call may be accessed domestically by dialing 888-203-1112 or internationally by dialing 719-457-0820 and entering the reservation number 1459584. The replay will be available from Monday, May 15, 2006 to Monday, May 29, 2006. The conference call will also be webcast live on the Company's website: www.ariesmaritime.com. A replay of the webcast will be available immediately following the call through Monday, May 29, 2006.

About Aries Maritime Transport Limited

Aries Maritime Transport Limited is an international shipping company that owns and operates products tankers and container vessels. The Company's products tanker fleet, which has an average age of 7.6 years and is 100% double-hulled, consists of five MR tankers, three Panamax tankers and one Aframax tanker. Following the delivery of a double-hulled Panamax products tanker newbuilding, which the Company expects to receive no later than June 2006, the Company's products tanker fleet will have an average age of 6.8 years. The Company also owns a fleet of five container vessels. The Company's container vessels have an average age of 16.5 years and range in capacity from 1,799 to 2,917 TEU. All of the Company's products tankers and container vessels currently have period charter coverage.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995 This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including drydocking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; completion of repairs, length of offhire, availability of charters and anticipated developments with respect to any pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this press release. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for oil and oil products, the effect of changes in OPEC's petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, additional time spent in completing repairs, changes in Aries Maritime Transport Limited's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors discussed in Aries Maritime Transport Limited's filings with the U.S. Securities and Exchange Commission from time to time. When used in this document, the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should," and "expect" reflect forward-looking statements.

                                      # # #

ARIES MARITIME TRANSPORT LIMITED UNAUDITED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2006 AND DECEMBER 31, 2005
(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)


                                              (Unaudited)     (Unaudited)
                                              Three month     Three month
                                             period ended     period ended
                                            March 31, 2006    December 31, 2005
                                            --------------    -----------------

REVENUES:
        Revenue from voyages                        21,251           21,836

EXPENSES:
       Commissions                                    (313)            (339)
       Voyage expenses                                (205)            (161)
       Vessel operating expenses                    (5,483)          (5,150)
       General and administrative expenses            (956)            (825)
       Depreciation                                 (6,748)          (5,577)
       Amortization of dry-docking and special
       survey expenses                                (536)            (524)
       Management fees                                (490)            (457)
                                                -----------          -------
                                                   (14,731)         (13,033)
                                                -----------          -------
       Net operating income                          6,520            8,803

OTHER INCOME (EXPENSES):
       Interest expense                             (3,426)          (1,940)
       Interest income                                 124              112
       Other income (expenses), net                   (236)             124
       Change in fair value of derivatives           1,147              572
                                                -----------          -------
       Total other expenses, net                    (2,391)          (1,132)
                                                -----------          -------

                  NET INCOME                         4,129            7,671
                                                ===========          =======

Pro forma earnings per share:
         Basic and diluted                           $0.14            $0.27
                                                ===========          =======

Pro forma weighted average number of shares:
         Basic and diluted(6)                   28,416,877       28,416,877
                                                ===========      ===========

(6) A consistent pro forma weighted average number of basic and diluted shares has been used for comparison of pro forma earnings per share. The pro forma weighted average number of basic and diluted shares referred to in our press release of March 31, 2006 was 23,118,466 for the periods reported in that press release.

ARIES MARITIME TRANSPORT LIMITED UNAUDITED CONSOLIDATED BALANCE SHEET AS AT MARCH 31, 2006 AND AUDITED CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31, 2005 (All amounts expressed in thousands of U.S. Dollars)


                                                (Unaudited)       (Audited)
                                               MARCH 31, 2006  DECEMBER 31, 2005

ASSETS
                 Current assets
                 --------------
      Cash and cash equivalents                       14,372           19,248
      Restricted cash                                     10               10
      Trade receivables                                  593              176
      Other receivables                                  422               60
      Derivative financial instruments                 1,548              401
      Inventories                                        767              645
      Prepaid expenses and other                         238              521
      Due from managing agent                             59               84
      Due from related parties                         1,664            1,293

                 Total current assets                 19,673           22,438
                 --------------------                 ------           ------

      Vessels and other fixed assets, net            391,975          341,225
      Advance for vessel acquisition                   5,823           11,363
      Deferred charges, net                            2,799            2,872

               Total non-current assets              400,597          355,460
               ------------------------              -------          -------
                     Total assets                    420,270          377,898
                     ------------                    -------          -------

LIABILITIES AND STOCKHOLDERS' EQUITY

               Current liabilities
               -------------------
      Accounts payable, trade                          5,602            4,598
      Accrued liabilities                              3,407            2,880
      Deferred income                                  2,060            3,163
      Deferred revenue(7)                              9,872           10,715
               Total current liabilities              20,941           21,356

      Long-term debt, net of current portion(8)      234,310          183,820
      Deferred revenue(7)                             15,155           17,041
                   Total liabilities                 270,406          222,217
                   -----------------                 -------          -------

      Commitments and contingencies                        -                -

              Stockholders' equity
              --------------------
      Preferred stock, $0.01 par value, 30
      million shares authorized, none issued.
      Common stock, $0.01 par value, 100 million
      shares authorized, 28.4 million shares
      issued and outstanding  at December 31,
      2005 and at March 31, 2006                         284              284
      Additional paid-in capital                     149,580          155,397
      Total stockholders' equity                     149,864          155,681
      Total liabilities and stockholders' equity     420,270          377,898

(7)  Deferred revenue is a non-cash liability

(8) The unaudited balance sheet as at December 31, 2005, referred to in our press release of March 31, 2006, included a current portion of long-term debt, which current obligation became long-term with the execution of a new credit facility on April 3, 2006.

OTHER FINANCIAL DATA

(All amounts in thousands of U.S. dollars)           Three Months Ended
                                                     March 31, 2006
                                                     -------------------

Net cash provided by operating activities                         7,247
Net cash used in investing activities                           (52,493)
Net cash provided by financing activities                        40,370

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                        ARIES MARITIME TRANSPORT LIMITED
                                  (registrant)



Dated:  May 17, 2006                                By:/s/ Richard J.H. Coxall
                                                    --------------------------
                                                    Richard J.H. Coxall
                                                    Chief Financial Officer




SK 23248 0002 670551